601 Lexington Avenue New York, New York 10022

Jason K. Zachary To Call Writer Directly: (212) 446-4844 jason.zachary@kirkland.com	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

      August 3, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Spirgel

         Celeste M. Murphy

         Jonathan Groff

Re:	Nexstar Broadcasting Group, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 16, 2011

File No. 000-50478

Dear Mr. Spirgel:

I am writing on behalf of Nexstar Broadcasting Group, Inc. (the “Company”) in connection with the letter from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) dated July 26, 2011 with respect to the above-referenced filing. Please accept this letter as confirmation that the Company has requested an extension of the submission deadline for its response to Friday, August 19, 2011, based upon a telephone discussion I had with Jonathan Groff earlier today. The Company greatly appreciates this extension, and fully intends to submit its response to the Staff’s comments on or before August 19, 2011.

Thank you very much for the Staff’s consideration in this matter. If you have any questions, please do not hesitate to call me at (212) 446-4844.

Sincerely,

/s/ Jason K. Zachary Jason K. Zachary
KIRKLAND & ELLIS LLP

cc:	Shirley Green

         Nexstar Broadcasting Group, Inc.

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